EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	3/31/2012	3/31/2012
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,663	$2,015	$1,938	$1,849	$2,367	$2,310	$570
Fixed Charges (as below)	1,146	1,240	1,237	1,254	1,209	1,198	297
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(4)	(8)	(7)	-
Total Earnings	$2,805	$3,251	$3,171	$3,099	$3,568	$3,501	$867

FIXED CHARGES
Interest Expense	$838	$957	$973	$999	$933	$920	$229
Credit for Allowance for Borrowed Funds Used During Construction	79	75	67	53	63	66	17
Estimated Interest Element in Lease Rentals	225	204	193	198	205	205	51
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	4	8	7	-
Total Fixed Charges	$1,146	$1,240	$1,237	$1,254	$1,209	$1,198	$297

Ratio of Earnings to Fixed Charges	2.44	2.62	2.56	2.47	2.95	2.92	2.91